SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                                 Data Race, Inc.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    237842109
                                 (CUSIP Number)

                                 August 21, 2001
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


                                                                                         Page 2 of 4 Pages
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Stonestreet, L.P.
        None
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [  ]
                                                                                            (b) [  ]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Canada
------------------------- ---- ------------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
                               2,995,616 shares of Common Stock of the Issuer.
   NUMBER OF              ---- ------------------------------------------------------------------------------
    SHARES                6.   SHARED VOTING POWER
  BENEFICIALLY                 None.
   OWNED BY               ---- ------------------------------------------------------------------------------
     EACH                 7.   SOLE DISPOSITIVE POWER
   REPORTING                   2,995,616 shares of Common Stock of the Issuer.
 PERSON WITH              ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None.
------------------------- ---- ------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,995,616 shares of Common Stock of the Issuer.
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                   9.9 %
-------- ----------------------------------------------------------------------------------------------------
12.                        TYPE OF REPORTING PERSON
                                                   CO
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).    Name of Issuer.
              Data Race, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.
              6509 Windcrest Blvd., Suite 120
              Plano, TX 75024

Item 2(a).    Names of Person Filing.
              Stonestreet L.P.

Item 2(b). Address of Principal Business Office, or if none, Residence. The address of the principal business office of Stonestreet L.P. is:
              260 Town Centre Blvd. Suite 201
              Markham, ON L3R 8H8
              Canada

Item 2(c).    Citizenship.
              Stonestreet L.P. is a Canadian Limited Partnership.

Item 2(d).    Title of Class of Securities.
              Common Stock, no par value per share.

                                                               Page 3 of 4 Pages

Item 2(e).    CUSIP Number.
              237842109
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
              Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.       Ownership.

         (a) Amount beneficially owned by reporting person, are 2,995,616 shares of Common Stock of the Issuer.

         (b) Percent of Class: The reporting person holds 9.9% of the Issuer's issued and outstanding Common Stock (based on 29,986,153 shares of Common Stock of the Issuer issued and outstanding as of June 12, 2001 as stated in the Convertible Debentures and Warrants Purchase Agreement between the Company and the undersigned.)

         (c)  Number of shares as to which such person has:

              (i) Sole power to direct the vote: 2,995,616 shares of common stock of the Issuer.

              (ii) Shared power to vote or to direct the vote: None.

              (iii)Sole  power to  dispose  or direct  the  disposition  of the
                   Common  Stock:  2,995,616  shares  of  Common  Stock  of the
                   Issuer.

              (iv) Shared power to dispose or direct the disposition of: None.

Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of Group.
               Not applicable.

Item 10.       Certification.
               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 21, 2001
                                          -------------------------------
                                                      (Date)

                                       By: /s/ Stonestreet L.P.
                                          -------------------------------
                                           Michael Finkelstein, President